This is the form of material change report required under section 85(1) of the Securities Act.

FORM 51-102F3

Securities Act

   MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.	Name and Address of Company

TAG Oil Ltd.
Suite 400, 534 – 17th Ave. S.W.
Calgary, A.B. T2S 0B1

Item 2.	Date of Material Change

On or about April 13, 2006

Item 3.	News Release

April 13, 2006 Vancouver, B.C.

Item 4.	Summary of Material Change

TAG Oil Acquires Substantial New Interests in New Zealand and Increases

Planned Capital Expenditures

To Drill Sidetrack Well from Radnor-1 Discovery in Summer 2006

TAG Oil Ltd. (TSX-V: TAO and OTCBB: TAGOF) today announced the acquisition of a new production mining license (“PML”) in the proven Taranaki Basin, and two petroleum exploration permits (“PEP”) in the East Coast Basin of New Zealand.

Item 5.	Full Description of Material Change

Calgary, Alberta – April 13, 2006 – Independent Canadian oil and gas exploration company TAG Oil Ltd. (TSX-V: TAO and OTCBB: TAGOF) today announced the acquisition of a new production mining license (“PML”) in the proven Taranaki Basin, and two petroleum exploration permits (“PEP”) in the East Coast Basin of New Zealand.

TAG Oil has agreed to terms to earn a 33.33% operating interest in PML 38157, inclusive of a 33.33% equity ownership in the onsite Radnor production station located in the Taranaki Basin, in return for paying 66.66% of the costs to drill and complete a sidetrack well (“Radnor-1a”) from the Radnor-1 wellsite. PML 38157 contains the Radnor-1 discovery that previously flowed natural gas and condensate at average rates of 6MMCF of gas and 350 barrels of oil per day before water influx occurred. TAG Oil has evaluated newly acquired 3-D seismic covering the permit, and has defined a crestal drilling location updip from both the Radnor-1 well and the older Stratford-1 well, both of which produced gas and condensate before watering out. Radnor-1a will whipstock out of the original Radnor-1 wellbore and target the McKee Sands at a depth of approximately 13,500’ (4100m). TAG has initiated the process to secure the Parker

Rig 188 to drill Radnor-1a in June or July of 2006. The whipstock operation is expected to take four weeks to drill.

TAG has recently earned a 35.5% interest in two exploration permits, PEP 38341 and PEP 38342, located in the East Coast Basin, adding 312,211 net acres to TAG’s acreage position in New Zealand. To earn the interests TAG participated in a 67 km 2-D seismic program covering both permits.

As a result of the above acquisitions as well as amendments to TAG’s evolving exploration program, the Company’s planned capital expenditures have increased by 21% since the date of the Company’s last report to shareholders on February 27, 2006.

Completions of the above acquisitions are subject to MED approval.

In other news TAG has completed its two operated 2-D seismic programs covering the Kate prospect in PEP 38260 (TAG ownership: 70%) in the Canterbury Basin on the South Island, and PEP 38758 (TAG ownership 100%) located in the Taranaki Basin on the North Island. TAG has acquired over 60 km of 2-D data over these two permits and has now secured Ensign’s Rig #19 to test prospects in both Permits later this year.

An update on TAG Oil interests in the Taranaki Basin and East Coast Basin can be found at the following link, on the company’s website: http://www.tagoil.com/oil-natural-gas-operations/taranaki-oil-gas-operations.asp. An updated overview of all TAG Oil holdings can be found at http://www.tagoil.com/oil-natural-gas-operations.

About TAG Oil:
TAG Oil Ltd. is an independent Canadian oil and gas exploration company with a well-balanced portfolio of assets in and around the Canterbury, Taranaki and East Coast basins of New Zealand. This regional focus supports the Company's mandate to explore in countries with low political risk and low government taxation, through the establishment of a portfolio of both high risk/high reward exploration projects and low risk/moderate reward acreage in producing basins. With exploration permits totaling 5,013,386 gross acres (net 1,854,809) TAG Oil is one of the largest holders of prospective acreage in New Zealand.

TAG Oil trades on the TSX Venture Exchange (TSX-V) with the ticker symbol TAO, and on the OTCBB with the symbol TAGOF. More information is available on the Company’s website at: www.tagoil.com.

Forward Looking Statements:
Statements contained in this news release that are not historical facts are forward-looking statements that involve various risks and uncertainty affecting the business of TAG Oil. Actual results may vary materially from the information provided in this release. As a result there is no representation by TAG Oil that actual results realized in the future will be the same in whole or in part as those presented herein. Actual results may differ materially from the results predicted, and reported results should not be considered as an indication of future performance. Factors that could cause actual results to differ from those contained in the forward-looking statements are set forth in filings that the Company has made, including the Company's most recent reports in Canada under National Instrument 51-102 and in the United States under Forms 20-F and 6K.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Media Contact:
Jeanette Long
jlong@mcorpmail.com
1-866-526-2650, ext. 710

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

None

Item 8.	Executive Officer

Garth Johnson, Corporate Secretary and Chief Financial
Officer
(604) 682-6496

Item 9.	Date of Report

April 13, 2006

“Garth Johnson”
Garth Johnson, Corporate Secretary/Chief Financial
Officer
Place of Declaration: Vancouver, British Columbia